Exhibit 3.1
FIRST AMENDMENT
TO
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
HERITAGE DISTILLING HOLDING COMPANY, INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

June 24, 2025

Heritage Distilling Holding Company, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.     The Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Article IV and replacing it in its entirety with the following:

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Corporation shall have authority to issue is 495,000,000 shares. The total number of shares of Common Stock that the Corporation is authorized to issue is 490,000,000, having a par value $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 5,000,000, having a par value of $0.0001 per share.

2.     This foregoing amendment was duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this First Amendment to Second Amended and Restated Certificate of Incorporation to be duly executed by an authorized officer this 24th day of June, 2025.

HERITAGE DISTILLING HOLDING
COMPANY, INC.

By: /s/ Justin Stiefel
Name: Justin Stiefel
Title: Chief Executive Officer